UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Apellis Pharmaceuticals, Inc.

(Name of Subject Company)

Apellis Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03753U106

(CUSIP Number of Class of Securities)

Cedric Francois, M.D., Ph.D.

President and Chief Executive Officer

Apellis Pharmaceuticals, Inc.

100 Fifth Avenue

Waltham, MA 02451

(617) 977-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person Filing Statement)

With copies to:

Stuart M. Falber Hal J. Leibowitz Andrew R. Bonnes Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Adam O. Emmerich, Esq. Ronald C. Chen, Esq. Victor Goldfeld, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Apellis Pharmaceuticals, Inc., a Delaware corporation (“Apellis”), with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2026 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the SEC on April 14, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by Biogen Inc., a Delaware corporation (“Biogen”), and Aspen Purchaser Sub, Inc., a Delaware corporation and wholly owned subsidiary of Biogen (“Purchaser”). The Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Apellis in exchange for (i) $41.00 per Share, net to the seller in cash, without interest and subject to reduction for any applicable tax withholding, plus (ii) one contractual, non-transferable contingent value right per Share representing the right to receive contingent cash payments of up to an aggregate of $4.00 in cash, without interest and subject to reduction for any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and conditions of a contingent value rights agreement to be entered into by and among Biogen, Apellis and a rights agent mutually acceptable to Biogen and Apellis, in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 2026 (together with any amendments and supplements thereto, the “offer to purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time), copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. The following text is added as a new paragraph at the end of the section entitled “ —U.S. Antitrust” on page 48 and before the section entitled “ —Other Antitrust Approvals” on page 49:

“The required waiting period under the HSR Act applicable to the offer and the consummation of the merger expired at 11:59 p.m., Eastern Time on May 11, 2026, and there is no voluntary agreement between Biogen and Apellis, on the one hand, and the FTC or the antitrust division, on the other hand, pursuant to which the parties have agreed not to consummate the offer or the merger. Accordingly, the condition to the offer requiring that the waiting period under the HSR Act applicable to the offer and the consummation of the merger shall have expired or been terminated has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2026	Apellis Pharmaceuticals, Inc.

	By:	/s/ Timothy Sullivan
Name: Timothy Sullivan
Title: Chief Financial Officer